Exhibit 99.77(d)

ITEM 77D. Policies with respect to security investments

At the July 9, 2015 Board meeting, the Board approved a strategy change effective on or about December 17, 2015 for Voya Strategic Income Opportunities Fund and revised its principle investment strategies to reflect that the Fund will seek to achieve its investment objective by investing directly in fixed-income instruments instead of investing significantly in Underlying Funds as well as direct investments in fixed-income instruments.